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                             April 25, 2022

       Vlad Vitoc, M.D., M.B.A.
       Chief Executive Officer
       MAIA Biotechnology, Inc.
       4444 West Lake Street, Suite 1700
       Chicago, IL 60606

                                                        Re: MAIA Biotechnology,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 11,
2022
                                                            File No. 333-264225

       Dear Dr. Vitoc:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Form S-1 filed April 11, 2022

       Exhibits

   1. Please remove the qualifying language that appears directly below the third opinion paragraph on page 2.
The scope of your opinion should not be qualified as to whether it addresses applicable
law. We do not object to your statement elsewhere that the opinion is limited to matters
involving the internal laws of the State of New York and the Delaware
                                                        General Corporation
Law. For guidance, refer to Staff Legal Bulletin No. 19, Section
                                                        II.B.3.c.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Vlad Vitoc, M.D., M.B.A.
MAIA Biotechnology, Inc.
April 25, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameVlad Vitoc, M.D., M.B.A.
                                                           Division of
Corporation Finance
Comapany NameMAIA Biotechnology, Inc.
                                                           Office of Life
Sciences
April 25, 2022 Page 2
cc:       Mitchell S. Nussbaum, Esq.
FirstName LastName